UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70850

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Allocations Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3558 Round Barn Boulevard, Suite 206

(No. and Street)

Santa Rosa	**CA**	**95403**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards	**(214) 533-6822**	jrichards@texasbusinesscapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC

(Name – if individual, state last, first, and middle name)

5179 CR1026	**Celeste**	**TX**	**75423**
(Address)	(City)	(State)	(Zip Code)

02/24/2009		**3366**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _KURT R. NUÑEZ_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allocations Securities, LLC , as of _December 31_ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Presicent

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ALLOCATIONS SECURITIES, LLC

ANNUAL REPORT

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

FINANCIAL STATEMENTS:

  Statement of Financial Condition   2

  Statement of Operations   3

  Statement of Changes in Member's Equity   4

  Statement of Cash Flows   5

  Notes to Financial Statements   6 - 8

Schedule I: Supplemental information pursuant to Rule 17a-5   9

Report of Independent Registered Public Accounting Firm   10

Exemption Report   11



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Allocations Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allocations Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allocations Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allocations Securities, LLC's management. Our responsibility is to express an opinion on Allocations Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allocations Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Allocations Securities, LLC's financial statements. The supplemental information is the responsibility of Allocations Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Allocations Securities, LLC's auditor since 2023.

Celeste, Texas
February 24, 2026

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
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ALLOCATIONS SECURITIES, LLC
Statement of Financial Condition
December 31, 2025

ASSETS
    Cash $ 10,150

    Total Assets $ 10,150

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

MEMBER'S EQUITY $ 10,150

    Total Liabilities and Member's Equity $ 10,150

The Accompanying Notes are an Integral Part of the Financial Statements.

ALLOCATIONS SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Fee income	$	45,012
Interest income		432
Total Revenue		45,444
Expenses		
Compensation and related costs		100,740
Professional fees		37,510
Occupancy and equipment		9,274
Technology and communications		2,234
Regulatory expenses		6,131
State and local taxes		214
Other		1,428
Total Expenses		157,531
Net Loss	$	(112,087)

The Accompanying Notes are an Integral Part of the Financial Statements.

ALLOCATIONS SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance, December 31, 2024	$ 113,215
Capital contributions - cash	4,500
Capital contributions - non-cash	134,522
Return of capital	(130,000)
Net loss	(112,087)
Balance, December 31, 2025	$ 10,150

The Accompanying Notes are an Integral Part of the Financial Statements.

ALLOCATIONS SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:

Net loss	$ (112,087)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Amounts due under expense sharing agreement waived	
by Parent and recorded as non-cash capital	
contributions by the Company	134,522
Increase (decrease) in operating liabilities:	
Accounts payable	(273)
Net cash provided by operating activities	22,162

Cash flows from financing activities:

Capital contributions	4,500
Return of capital	(130,000)
Net cash used in financing activities	(125,500)
Net decrease in cash	(103,338)
Cash, beginning of year	113,488
Cash, end of year	$ 10,150

Supplemental cash flows disclosures:

There was no cash paid during the year for interest or income taxes.

Noncash financing activity:

The Parent waived amounts due under the expense sharing agreement totaling $134,522 during the year, which were recorded as non-cash capital contributions by the Company.

The Accompanying Notes are an Integral Part of the Financial Statements.

Note 1 - Nature of Business

Allocations Securities, LLC (the "Company") was organized in October 2021, as a Delaware limited liability Company. The Company is a wholly owned subsidiary of Allocations, Inc. ("Parent"), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to private placement of securities and operation of alternative trading systems.

The Company's operations consist primarily in operating an alternative trading system, a trading venue in which a computerized system matches buy and sell orders of securities. The system was developed by the Parent and is provided to the Company at no cost. During 2024, the Company filed and obtained approval to act as a Placement Agent and intends to also pursue that additional line of business in 2026.

Note 2 - Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised primarily of operating an alternative trading system. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Note 2 - Significant Accounting Policies (continued)

Revenue Recognition

Revenue from contracts with customers includes fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes fee income from customer's use of its computerized trading system when the Company has satisfied its performance obligations as stated in the customer agreement, as well as substantially all the revenue is likely to be collected. The Company's performance obligations are generally satisfied and fee income recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Leases

The Company leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the federal tax return of its Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $10,150 which was $5,150 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

Note 4 - Related Party Transactions

The Company is under the control of and is economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and its Parent were not consummated on terms equivalent to arm's length transactions.

The Company and its Parent have entered into an expense sharing agreement ("Agreement") effective October 7, 2022. The Agreement has no expiration date; however, it may be terminated by either party with 60 days' notice. Under the Agreement, the Parent pays expenses on behalf of the Company, including, but not limited to employee wages and related costs, technology costs, legal, consulting, insurance, rent and information technology services. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company. Until the Company is in a position to fund its expenses from revenue, the Parent intends to waive certain payments by the Company under the Agreement. Expenses under the Agreement totaled $134,522 for the year ended December 31, 2025, all of which were waived by the Parent and considered non-cash capital contributions in lieu of payment. The expenses under the Agreement are presented as follows in the accompanying statement of operations:

Compensation and related costs	$ 104,740
Professional fees	24,000
Occupancy and equipment	9,274
Technology and communications	508
	$ 134,522

Note 5 - Commitments and Contingencies

Operating Leases

The Company leases office facilities under a non-cancelable operating lease expiring in February 2026. The Company expects to enter into another one year lease with the same terms. Future minimum lease payments totaling $1,492 are due under the current lease during the year ending December 31, 2026.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2025, through February 24, 2026, the date which the financial statements were available to be issued.

The Parent made a $25,000 capital contribution in February 2026.

Schedule I
ALLOCATIONS SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
December 31, 2025

Computation of Net Capital

Total member's equity qualified for net capital	$ 10,150
Deductions and /or charges	-
Net capital	$ 10,150
Aggregate Indebtedness	
Accounts payable	$ -
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
(greater of $5,000 or 6 2/3% of aggregate indebtedness)	
Net capital in excess of minimum requirement	$ 5,150
Net capital less greater of 6 2/3% of Aggregated Indebtedness or 120% of minimum net capital required	$ 4,150
Ratio of aggregate indebtedness to net capital	0.00 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-l 7A-5 as of December 31, 2025.

Statement Regarding the Exemption from the Computation for Determination of Reserve Requirements and Possession or Control Requirements Under Rule 15c3-3

The Company is considered Non-Covered Firm exempt from 17 C.F.R.§ 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5. The Company limits its business activities exclusively to private placement of securities and operation of alternative trading systems. Under these provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Allocations Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Allocations Securities, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and operation of alternative trading systems. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Allocations Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allocations Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 24, 2026



5179 CR 1026 CELESTE, TX 75423   214-358-5150   FAX 214-358-0222   PHIL@PVGEORGE.COM



Exemption Report

Allocations Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and operation of alternative trading systems, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Allocations Securities, LLC.

I, Kurt Nunez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
President

February 23, 2026